07007385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED APR 02 2007 WASH. D.C. 210

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY) 8-66307

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vista Research Brokerage, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 Water Street – 49th Floor
(No. and Street)

New York (City) NY (State) 10041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanton Green 212-438-4201
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanton Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vista Research Brokerage, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LORRAINE H. LEWIS
Notary Public, State of New York
No. 03-4861352, Qualified in Bronx County
Certificate filed in New York County
Commission Expires June 2, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
Pursuant to Rule 17A-5 of The Securities and Exchange Commission

Vista Research Brokerage, Inc.
Year Ended December 31, 2006
With Report and Supplementary Report of Independent Auditors

Vista Research Brokerage Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Shareholder
of Vista Research Brokerage, Inc.

We have audited the accompanying statement of financial condition of Vista Research Brokerage, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Research Brokerage, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 27, 2007

Vista Research Brokerage, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 143,118
Securities	1,004,044
Receivable from clearing broker	25,684
Deferred tax asset	10,305
Other assets	19,337
Total assets	$ 1,202,488
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 66,915
Due to Parent	190,606
Total liabilities	257,521
Shareholder's equity:	
Common stock, $1.00 per value – 10,000 shares authorized, issued and outstanding	$ 10,000
Additional paid-in-capital	1,133,340
Accumulated deficit	(198,373)
Total shareholder's equity	944,967
Total liabilities and shareholder's equity	$ 1,202,488

See accompanying notes.

Vista Research Brokerage, Inc.

Statement of Operations

Year Ended December 31, 2006

Revenues	
Commissions	$ 93,000
Interest income	52,333
Total revenues	145,333
Expenses	
Employee compensation	$ 157,922
Professional fees	133,606
Clearance fees	18,739
Cost of research	11,814
Rent	9,503
Other expenses	20,243
Total operating expenses	$ 351,827
Loss before taxes	(206,494)
Income tax benefit	(90,577)
Net loss	$ (115,917)

See accompanying notes.

Vista Research Brokerage, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2006

Shareholder's equity at January 1, 2006	$ 1,060,884
Net loss	(115,917)
Shareholder's equity at December 31, 2006	$ 944,967

See accompanying notes.

Vista Research Brokerage, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (115,917)
Deferred tax benefit	5,153
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in securities	5,017
Increase in receivable from clearing broker	(16,718)
Decrease in other assets	51,895
Increase in accounts payable and accrued expenses	60,716
Increase in due to Parent	34,010
Cash provided by operating activities	$ 24,156
Cash	
Beginning of year	118,962
End of year	$ 143,118
Supplemental disclosures of cash flow information	
Income taxes paid by The McGraw-Hill Companies, Inc.	$ 6,629

See accompanying notes.

Vista Research Brokerage, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Operations

Vista Research Brokerage, Inc. (the "Company") is a wholly owned subsidiary of Vista Research, Inc., (the "Parent"), which is in turn owned by The McGraw-Hill Companies, Inc, ("McGraw-Hill"). The Company is a Delaware corporation that was incorporated on September 25, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the National Association of Securities Dealers, Inc. ("NASD").

The Parent provides research related services for the Company's customers. The Company earns income from commissions charged to customers for transactions in securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and receivables from the Company's clearing broker. The Company is subject to credit risk should the clearing broker not pay the receivables from clearing broker balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the receivable is short-term and interest bearing.

2. Significant Accounting Policies (continued)

Commissions and Clearance

Commission revenues and clearance fees are recorded on a trade-date basis.

Securities

Securities consist of an investment in a money market fund valued at fair market value.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities.

The provision for income taxes is based on earnings reported in the financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences.

3. Income Taxes

A reconciliation of the U.S. statutory rate to the Company's effective tax rate for financial reporting purposes follows:

U.S. statutory rate	35.0%
Effect of state and local income taxes	11.4%
Effective tax rate	46.4%

3. Income Taxes (continued)

The benefit for taxes on loss consists of the following:

Federal	
Current	($72,252)
Deferred	3,887
Total federal	($68,365)
State and local	
Current	($23,478)
Deferred	1,266
Total state and local	($22,212)
Total benefit for taxes	($90,577)

The Company's loss before taxes is included in the consolidated federal income tax return of McGraw-Hill. McGraw-Hill files separate state and local tax returns on behalf of the Company. Income tax payments made or benefits received by McGraw-Hill, as part of the consolidated federal tax return or separate state and local tax returns, are charged or credited to the Company through an intercompany account by McGraw-Hill when the tax liability for purposes of filing the tax return is determined.

The deferred tax asset at December 31, 2006 of $10,305 relates to start-up costs of the Company.

4. Related Party Transactions

The Parent and McGraw-Hill provide the Company with certain general and administrative services, including financial, marketing, sales, payroll, accounts payable and other corporate functions. The Parent and the Company have entered into Expense Sharing Agreements by which the Company reimburses the Parent for certain services provided by the Parent, including those provided by McGraw-Hill and charged to the Parent. The expense of the annual independent audit in excess of $50,000 will be fully absorbed by the Parent or by McGraw-Hill. The Company is also charged a portion of the rent and other expenses related to the use of that space occupied by the Parent and the Company.

4. Related Party Transactions (continued)

At December 31, 2006, the Parent charged expenses of $190,606 to the Company, and the related liability is reflected as Due to Parent on the Statement of Financial Condition.

5. Off-balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. Pursuant to clearance agreements, the Company introduces all of the securities transactions to its clearing broker on a fully-disclosed basis. In accordance with these clearance agreements, all of the customers' money balances and security positions for these transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. These activities may also expose the Company to off-balance sheet risk in the event the customer or other brokers are unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method permitted by the rule, under which the Company's minimum net capital requirement is $5,000 or six and two thirds percent of aggregate indebtedness, whichever is greater. At December 31, 2006, the Company had net capital, as defined, of approximately $870,000, which was $852,000 in excess of the minimum net capital rule requirement.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

Supplemental Information

Vista Research Brokerage, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of net capital		
Total shareholder's equity		$ 944,967
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker	$ 25,684	
Deferred tax asset	10,305	
Other assets	19,337	
Total deductions and/or charges		55,326
Net capital before haircuts on securities positions		889,641
Haircuts on securities – (money market fund)		20,081
Net capital		$ 869,560
Computation of net capital requirement		
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 17,166
Excess net capital		$ 852,394

The above computation of net capital differs from the net capital computation previously filed by the Company on its Form X-17-5, Part II as of December 31, 2006, filed with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. on January 22, 2007 as shown in Schedule 1A.

Vista Research Brokerage, Inc.

Reconciliation of the Company's Computation Included in Part IIA of Form X-17A-5

December 31, 2006

	Stockholder's Equity	Net Capital	Aggregate Indebtedness
As reported in FOCUS report (unaudited)	$ 914,678	$ 770,408	$ 0
Deferred taxes	(5,153)	0	-
Income tax	35,186	35,186	-
Taxes payable	0	68,970	-
Accrued expenses	256	(5,004)	-
Net capital as reported on Schedule I	$ 944,967	$ 869,560	$ 0

The Net Capital computation on Schedule I differs from the computation filed by the Company on January 22, 2007 on Form X-17A-5 due to the above stated adjustments.

Vista Research Brokerage, Inc.

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Vista Research Brokerage, Inc.

In planning and performing our audit of the financial statements of Vista Research Brokerage, Inc. (a wholly owned subsidiary of Vista Research Inc.) (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we noted the following condition that we consider to be a material inadequacy, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the Company as of and for the year ending December 31, 2006, and this report does not affect our report thereon dated March 27, 2007. We noted the Company did not have controls in place to consider the effect of adjusting entries relating to its tax sharing agreement with its Parent recorded subsequent to its initial FOCUS filing, resulting in a material understatement of reported net capital and excess net capital by the Company at December 31, 2006. The Company has subsequently adjusted its procedures to include a review of these adjustments.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 27, 2007

END